UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

NOTICE TO MARKET

ANNOUNCEMENT AND PAYMENT OF INTERIM DIVIDENDS 2012

Continuing the Notice to the Shareholders of November 5, 2012, published on November 6, 2012, Telefônica Brasil S. A. (“Company”) hereby informs its shareholders that, there were no acquisitions of shares within the Share Buyback Program of the Company to be held in treasury to subsequent disposal and/or cancellation, according to the Notice of Material Fact of November 5, 2012. Therefore the amount per share for the interim dividends deliberate by Board of Directors on November 5, 2012, remains unchanged, as described in the table below:

Type of shares	Common	Preferred (*)
Amount per share: R$	0,937416718636	1,031158390499

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

The correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on November 23, 2012. After this date, the shares will be considered as “ex-dividends”.

The payment of these interim dividends will be carried out starting as of December 12, 2012.

São Paulo, November 23th, 2012.

Gilmar Roberto Pereira Camurra

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 26, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director